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Fares Ksebati

Co-Founder & CEO @ MySwimPro

Greater Detroit Area

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 MySwimPro

Columbia University in the City of New York

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Fares is the CEO of MySwimPro, a technology and media company that develops mobile and wearable apps to help swimmers improve their performance and health. MySwimPro is the #1 fitness application for swimmers in 150+ countries and was named by Apple as the Best Apple Watch App of the Year (...

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Articles & activity

4,529 followers



How To Set SMART Goals!

Fares Ksebati
Published on LinkedIn

Ambitious people set high goals for themselves and those around them, but often times, we bite off more than we can chew. In business and in life, a resolution without a plan is just wishful thinking, so it's super important to set Specific, Measurable, Achievable, Relevant and ...see more

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We're growing!   I'm actively hiring for the following roles: S...

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Awesome! Looking forward to following your progress through t...

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Staying warm... at MySwimPro, Inc. #PolarVortex Paige Walters...

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Experience

Co-Founder & CEO

MySwimPro

Feb 2015 – Present · 4 yrs 1 mo

MySwimPro is a fitness platform that helps swimmers and triathletes achieve their goals. The mobile application delivers custom workouts, training plans and coaching to all levels from novice to elite. MySwimPro connects the global swimming community and is committed to empowering aquatic prowess for all. Part of Techstars Startup Next (Spring 2016), and the University of Michigan Desai Accelerator in Ann Arbor (Summer 2016). MySwimPro was named by Apple as the best Apple Watch App of 2016.

 

Swim Coach

Detroit Athletic Club

Apr 2014 – Present · 4 yrs 11 mos

The DAC is a premier athletic facility which offers first-class leisure and athletic groups to meet the interests of its members, and other services unique to a downtown club.
• Design engaging practice sessions 3x/week that stimulate swimmers mentally and physically focusing on technique progression and aerobic development.... See more

Marketing Manager

Spirit Shop Inc

Apr 2014 – Feb 2015 · 11 mos

Spirit Shop is the leading eCommerce platform of officially licensed K-12 apparel in the United States.
• Lead content marketing efforts including brand strategy, social media, promotions, blogging, and email marketing.... See more

Head Coach

Pierce Middle School

2015 · less than a year

Managed roster of 60 student-athletes grades six through eight for the Pierce Middle School Swim Team. Competed in duel meets and a district-wide championship. Focused on developing stroke technique, race strategy and fostering a fun environment for all!

Fellow

Challenge Detroit

Aug 2013 – Aug 2014 · 1 yr 1 mo
Detroit, MI

• Develop engaging online content and strategy for Challenge Detroit's website and social media accounts (YouTube, Facebook, Twitter, LinkedIn, Instagram, Website Blog). Also serving as Social Media Manager and leading all-around marketing efforts.
• Produce digital media assets at cultural events and team challenges through blog... See more

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Education

Columbia University in the City of New York

Google CMO Academy, Executive Education Certificate

2017 – 2017

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Wayne State University

Mike Ilitch School of Business, Marketing Major, Economics Minor, 3.8/4.0

2009 – 2013

Activities and Societies: Varsity Swimming, National Society of Collegiate Scholars,

Golden Key International Honour Society

Grosse Pointe South High School

2005 – 2009

Activities and Societies: Varsity Swimming

Licenses & Certifications

Body Language for Leaders

LinkedIn

Issued May 2017 · No Expiration Date

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Growth Hacking Fundamentals

LinkedIn

Issued Jan 2017 · No Expiration Date

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Managing Online Communities

LinkedIn

Issued Jan 2017 · No Expiration Date

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Volunteer Experience

Strategist

Fine Art For Kids

Aug 2008 – Present · 10 yrs 7 mos

Arts and Culture

• Developed company website (http://halabesmar.com)
• Created registration documents & financial spreadsheets for art education program that enrolls 50 students per year.
• Design annual exhibition program & serve as advertisement coordinator.

Assistant Swim Coach

Special Olympics - Michigan

Apr 2009 – May 2009 · 2 mos

Education



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Cinematographer

Grosse Pointe Art Center

2005 – 2009 • 4 yrs

Arts and Culture

• Documented monthly association events/receptions, photographs used for online marketing.
• Interacted with 100+ artists from the local community at each reception, discussing and capturing their passion for the arts.

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